UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  September 22, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

September 22, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

BONTAN CORPORATION INC.

FOR IMMEDIATE RELEASE

Bontan Corporation Inc. Announces Acquisition Of 95% Interest In Diamond Mining Project In Rio Abaeté In Brazil

Toronto, September 21, 2004   --   Bontan Diamond Corporation ("BDC"), a wholly owned subsidiary of Bontan Corporation Inc. ("BCI") [OTCBB: BNTNF], is pleased to announce that it has secured an agreement to mine for diamonds on two claim areas, totalling 1,593 hectares, situated on the left bank of the lower Rio Abaeté in the state of Minas Gerais, Brazil, through its wholly owned Brazilian subsidiary, Astrogemas Mineracão Ltda ("AML").

The acquisition of the Rio Abaeté alluvial diamond project is particularly gratifying to BDC, as it represents an excellent replacement of the abandoned 50:50 joint venture on the Rio Paranaiba in the same famous diamond field of western Minas Gerais.

Sinval is the owner of Fazenda Grotao, a farm property almost entirely covered by the two claim areas. Immediately on signing of the agreement, BDC has become eligible to receive a royalty of 5% of gross revenues from diamond sales realized from within the boundaries of Fazenda Grotao and a 2.5% royalty from diamond sales realized from within the two claim areas, but outside of Fazenda Grotao. Presently, high quality diamonds are being recovered by some 40 freelance garimpeiros who pay royalties to Sinval on all stones that they produce from within his claim areas. Additionally, Sinval is stockpiling about 25,000 cubic metres of gravel on his fazenda and is installing a small washing plant to treat the gravels in the summer rainy season, thus BDC will receive a 5% royalty on any diamonds recovered from the stockpile.

Upon receipt of the environmental permit, expected within 6 to 8 weeks, BDC will construct its own gravel washing plant with an initial daily throughput capacity of approximately 80 cubic metres per day. The plant and ancillary camp facilities have already been purchased by AML and are on standby. Production from the plant will be subject to a 5% royalty on gross proceeds, payable to Sinval.

Recently, Rio Abaeté has received very considerable acclaim on the world diamond scene due to the recovery of several spectacular, large, pink and ruby-red fancy diamonds. Historically, the gravels of this river had only been worked by the most basic of hand methods (essentially stacks of sieves used in much the same way as a gold pan), but by 1970 government reports had recorded 7 gem diamonds of between 140 carats and 354 carats. Within the last 3-4 years, the river gravels have produced over 200 white gems ranging between 3 to 100 carats, but it is the +8 high quality pink gems, ranging between 7 and 81 carats and 2 ruby-red gems of 14 and 28 carats that have really caused the excitement. Whereas, two years ago there were about 30 suction dredges operating along the length of Rio Abaeté, there are now in excess of 150 scouring the active gravels of the riverbed.

The Chief Geologist of BDC, Mr. Francis Guardia commented, "Apart from trial mining believed to have been initiated recently on Brazilian Diamonds' extensive holdings, way downstream from BDC's new acquisition, the BDC operation will be the first large-scale production from Rio Abaeté's terrace flats."

About Bontan Corporation Inc.:

Bontan Corporation Inc. (OTCBB: BNTNF) is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan is currently active in oil exploration in Papua New Guinea through its wholly-owned subsidiary Bontan Oil & Gas Corporation and in diamond exploration in Brazil through its wholly-owned subsidiary Bontan Diamond Corporation.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175. Visit www.bontancorporation.com for more information.

For Media Relations, contact Rob Kennedy at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.